                       WESTNET COMMUNICATION GROUP, INC.
                         2921 N. Tenaya Way, Suite 216
                              Las Vegas, NV 89128
                                 (702) 947-4877

                               February 21, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

        Re:  Westnet Communication Group, Inc.
             Registration Statement on Form SB-2
             Filed on June 28, 2000
             File No. 333-40318

Dear Ladies and Gentlemen:

Pursuant to Regulation C, Rule 477 under the Securities Act of 1933, as amended, we hereby request the withdrawal of our registration statement on Form SB-2, due to market conditions and our inability to find suitable underwriting support.

Neither  we nor the  selling  shareholders  have  made  any  offers  or sales of securities under the SB-2  registration  statement,  nor will any such offers or sales be made.

If you have any questions, please call Amy L. Clayton, Esq., at (801)322-1838.

Thank you.

/s/Elizabeth A. Sanders
--------------------------
President

cc:  Amy L. Clayton, Esq.